SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Gildan Activewear Inc.
725 Montée de Liesse
Montréal, Québec
H4T 1P5

Item 2      Date of Material Change

April 6, 2005.

Item 3      News Release

A press release was issued by Gildan Activewear Inc. (“Gildan”) on April 6, 2005. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4      Summary of Material Change

On April 6, 2005, Gildan announced that it expects that its earnings for its second fiscal quarter, ended April 3, 2005, will be above its previous guidance.

Item 5      Full Description of Material Change

On April 6, 2005, Gildan announced that it expects that its earnings for its second fiscal quarter, ended April 3, 2005, will be above its previous guidance. The Company now expects diluted E.P.S., before the special charge for the closure of its Canadian yarn-spinning facilities, to be at least 10% above the top end of its previously communicated guidance range of U.S. $0.60 – U.S. $0.65 for the quarter. The special charge for the yarn-spinning closure is estimated at approximately U.S. $0.26 per share.

The higher than anticipated growth in E.P.S. is primarily attributable to more favourable selling price realizations for Gildan’s products in the quarter. In addition, Gildan has achieved its planned targets for unit volume growth.

The Company indicated that it now expects full year diluted E.P.S. to be approximately U.S. $2.80, before the special charge, and approximately U.S. $2.54 after the special charge, up from the Company’s prior full year guidance of approximately U.S. $2.60 and U.S. $2.34 respectively. The Company continues to assume sequentially lower unit selling prices in the second half of the fiscal year, together with continuing capacity constraints which are not expected to be alleviated until the first quarter of fiscal 2006. Gildan will report its second quarter results on Thursday, May 5, 2005, before market open, followed by a conference call that morning at 10:00 a.m. At that time, the Company will comment more fully on current business conditions and on its outlook and guidance for the second half of the fiscal year.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

Not applicable.

Item 8      Executive Officer

Laurence G. Sellyn
Executive Vice-President, Finance and Chief Financial Officer
Tel.: (514) 343-8805

Item 9      Date of Report

April 12, 2005.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan Activewear Raises EPS Guidance For Second Fiscal Quarter and 2005 Fiscal Year

— Strong Quarterly Results Attributed To Higher Than Anticipated Selling Prices, Combined With Growth
As Planned In Unit Sales Volumes —

Montréal, Wednesday, April 6, 2005 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that it expects that its earnings for its second fiscal quarter, ended April 3, 2005, will be above its previous guidance. The Company now expects diluted E.P.S., before the special charge for the closure of its Canadian yarn-spinning facilities, to be at least 10% above the top end of its previously communicated guidance range of U.S. $0.60 – U.S. $0.65 for the quarter. The special charge for the yarn-spinning closure is estimated at approximately U.S. $0.26 per share.

The higher than anticipated growth in E.P.S. is primarily attributable to more favourable selling price realizations for Gildan’s products in the quarter. In addition, Gildan has achieved its planned targets for unit volume growth.

The Company indicated that it now expects full year diluted E.P.S. to be approximately U.S. $2.80, before the special charge, and approximately U.S. $2.54 after the special charge, up from the Company’s prior full year guidance of approximately U.S. $2.60 and U.S. $2.34 respectively. The Company continues to assume sequentially lower unit selling prices in the second half of the fiscal year, together with continuing capacity constraints which are not expected to be alleviated until the first quarter of fiscal 2006. Gildan will report its second quarter results on Thursday, May 5, 2005, before market open, followed by a conference call that morning at 10:00 a.m. At that time, the Company will comment more fully on current business conditions and on its outlook and guidance for the second half of the fiscal year.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 8,000 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date: April 12, 2005